UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

InfuSystem Holdings, Inc.

(Name of Issuer)

Common Stock,

par value $0.0001 per share

(Title of Class of Securities)

45685K102 (CUSIP Number)

Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
New Canaan, CT 06840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 306,960
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 306,960

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 306,960
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 306,960

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 180,726
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 180,726

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 180,726
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 180,726

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott Shuda
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,064
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 15,064
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

tem 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D relates to Common Stock (the “Shares”) of InfuSystem Holdings, Inc. (“INFU” or the “Company”) with its principal executive offices located at 3851 W. Hamlin Rd, Rochester Hills, MI 48309.

Item 2.  Identity and Background.

This statement is filed on behalf of Meridian OHC Partners, LP, Meridian TSV II, LP, TSV Investment Partners, LLC, BlueLine Capital Partners II, LP, and BlueLine Partners, LLC, and Scott Shuda (collectively, the “Reporting Entities”).  TSV Investment Partners, LLC is the sole general partner of Meridian OHC Partners, LP (“MOHCP”) and Meridian TSV II, LP (“MTSV”, all three entities referred to herein as “Meridian”) and BlueLine Partners, LLC is the sole general partner of BlueLine Capital Partners II, LP (together, “BlueLine”).  Scott Shuda is Managing Director of TSV Investment Partners, LLC and BlueLine Partners, LLC.  Mr. Shuda disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”) of securities held by Reporting Entities other than himself.  The address of TSV Investment Partners, LLC is 425 Weed Street New Canaan, CT 06840, the address of BlueLine Partners, LLC is 3480 Buskirk Avenue Suite 214, Pleasant Hill, CA 94523.  During the last five years, none of the Reporting Entities has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body.  Each of the Reporting Entities is a Delaware limited partnership or Delaware limited liability company.  Mr. Shuda is a U.S. citizen.

 Item 3.  Source or Amount of Funds or Other Consideration.

All of the funds used in making the purchase of the Shares described in Item 5 of this Schedule 13D came from the working capital of the Reporting Entities.

Item 4.  Purpose of Transaction.

The Reporting Entities purchased the Shares for investment purposes.  Mr. Shuda is a director of the Company.

Mr. Shuda has, for the last 17 years, been engaged in investment projects involving public companies believed to be undervalued.  Frequently, these discounts result from the companies pursuing strategies and activities that are more value-destroying than value-creating.  In the case of INFU, this involved an overcommitment to pump purchases and IT investments.  Combined with poor financial discipline and a lack of real business growth, the heavy spending resulted in repeated misses to management’s guidance and multiple covenant defaults under the Company’s credit agreement.

Mr. Shuda joined INFU’s board in September 2016 and began helping to drive necessary reforms starting in early 2017.  The first stage focused on improving cash flows and reducing debt.  This was followed by stock buybacks that resulted in repurchases during 2018 totaling more than 14% of INFU’s outstanding shares.  In 2019, the Company shifted into growth mode when new opportunities emerged relating to its oncology therapy services.

In late 2019, INFU re-presented itself as a platform services company with significant long-term growth potential related to its providing “last mile solutions” for clinic to the home healthcare.  The Company’s turnkey solutions solve for the needs of durable medical equipment (DME) manufacturers, healthcare providers, patients, and third-party payors.  INFU’s “sharing economy” model for DME equipment improves access and quality of care while reducing overall costs to the healthcare system.

At each stage of INFU’s strategic and operating turnaround, the market revalued the Company.  Starting from a low of $1.30 in April 2017, share prices rose to above $3.00 in 2018, reflecting the Company’s much improved financial condition.  When INFU began messaging and delivering on the new growth opportunities in oncology in 2019, share prices rose to as high as $8.00 per share.  And when the Company introduced its new two platform growth strategy in 2020, including a new relationship with Cardinal Health, INFU shares traded up into the $14 range, a greater than10x improvement from the levels seen at the time the turnaround began in 2017.

Investors in the Meridian and BlueLine limited partnerships participated with the understanding that they would be released from their commitments with respect to each portfolio company, after a turnaround had been effected and the value of that company’s business unlocked.  Such investments are generally understood to have duration of 3 to 5 years.  While the general partners believe there remains substantial upside to the INFU investment, they cannot argue, with INFU’s stock up more 10x over the last three years, that the purpose of the investment has not yet been achieved.  Accordingly, substantial in-kind distributions of INFU shares were made to limited partner investors requesting such distributions on September 30, 2020.  None of limited partner investors receiving distributions retain any interest in INFU via Meridian or BlueLine following such distribution, and accordingly, they will no longer be grouped with Meridian and BlueLine for Section 16 purposes with respect to the Company.

Following such in-kind distributions, the Reporting Entities remain substantial shareholders in INFU and Mr. Shuda intends to remain an active as a director of the Company. The Reporting Entities believe the Company is ideally positioned for multiple years of profitable growth as new therapies are added to its two complementary platforms.  In addition, the Company’s management team, only recently completed, is ably led, aligned, and highly-motivated. The Reporting Entities believe this young and capable team has the potential to, over time, multiply INFU’s current revenue and valuation.

Item 5.  Interest in Securities of the Issuer.

As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 502,750 shares of Common Stock (the “Shares”).  The Shares represent approximately 2.5% of the shares of Common Stock outstanding based on 20,197,813 shares of the Company’s Common Stock outstanding at August 10, 2020 as reported in the Company’s Form 10-Q for the Company’s fiscal quarter ended June 30, 2020 as filed with the Securities and Exchange Commission on August 14, 2020.

The transactions involving the Shares by the Reporting Entities over the past sixty days are set forth on Exhibit B hereto.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

To the knowledge of the Reporting Entities, none of the executive officers or directors of TSV Investment Partners or BlueLine Partners, LLC has engaged in any transaction in any shares of the Issuer’s Common Stock during the sixty days immediately preceding the date hereof.

No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.  Material to Be Filed as Exhibits.

The joint filing agreement entered into among the Reporting Entities is attached hereto as Exhibit A.

SIGNATURE

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

TSV Investment Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________

Name:  Scott Shuda

Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

BlueLine Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________

Name:  Scott Shuda

Title:    Managing Director

Scott Shuda

By: ___/s/ Scott Shuda_______________________

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  September 30, 2020

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

TSV Investment Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________

Name:  Scott Shuda

Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

BlueLine Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________

Name:  Scott Shuda

Title:    Managing Director

Scott Shuda

By: ___/s/ Scott Shuda_______________________

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

Date	Entity	Activity	No of Shares	Price Per Share
9/28/2020	MOHCP	Sell	37,300	$13.93
9/29/2020	MOHCP	Sell	45,604	$13.89
9/30/2020	MOHCP	Transfer	2,009,580	n/a
9/30/2020	MTSV	Transfer	273,457	n/a